Dreyfus Premier GNMA Fund

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund

 A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier GNMA Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a year of low volatility in the U.S. bond market. Yields of 10-year Treasury securities remained within a relatively narrow range of just 75 basis points, making 2006 the third least volatile bond market since 1970. Yet, a number of developments during the year might have suggested otherwise, including mounting economic uncertainty, volatile energy prices, softening real estate markets, a change in U.S. monetary policy and ongoing geopolitical turmoil.

Why did fixed-income investors appear to shrug off some of the year's more negative influences? In our analysis, investors disregarded near-term concerns in favor of a longer view, looking to broader trends that showed moderately slower economic growth, subdued inflation, stabilizing short-term interest rates, a flat "yield curve" and persistently strong credit fundamentals. Indeed, 2006 confirmed that reacting to near-term influences with extreme shifts in investment strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet long-term goals, while attempting to ignore short term market fluctuations.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Robert Bayston, Portfolio Manager

How did Dreyfus Premier GNMA Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the fund achieved total returns of 3.15% for Class A shares, 2.61% for Class B shares and 2.40% for Class C shares. The fund also produced aggregate income dividends of $0.62, $0.54 and $0.51 for its Class A, B and C shares, respectively.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 4.61%.[2]

Despite rising short-term interest rates over the first half of 2006 and occasional bouts of economic and inflation concerns, mortgage-backed securities fared relatively well over the course of the year in an environment of persistently low price volatility. The fund's returns were lower than its benchmark, primarily due to below-average returns from Treasury Inflation Protected Securities (TIPS) and the fund's relatively defensive positioning during an unexpected market rally in the second half of the year.

What is the fund's investment approach?

The fund seeks to maximize total return consisting of capital appreciation and current income.

The fund invests at least 80% of its assets in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also purchase other securities issued or guaranteed by the U.S. government, such as U.S. Treasury securities. The fund is not permitted to invest in any other type of security. The fund may, but is not required to, use certain derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest-rate risk, or as part of a hedging strategy.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates over the first half of 2006 in an attempt to forestall an acceleration of inflation in a growing U.S. economy. Despite these inflation-fighting measures, concerns regarding intensifying inflationary pressures arose between May and July when energy prices climbed to record levels, labor markets strengthened and hawkish comments from Fed members caused investors to revise upward their expectations for interest rates. Nonetheless, implied volatility in the bond market remained near historically low levels, supporting prices of mortgage-backed securities and enabling them to deliver higher total returns than U.S. Treasury securities.

Economic conditions changed markedly over the second half of the year, as softening housing markets suggested that the U.S. economy was growing more slowly. This perception was later confirmed when the U.S. Department of Commerce announced an annualized GDP growth rate of 2.0% for the third quarter of 2006, down from 2.6% and 5.6% for the second and first quarters, respectively. Citing the economic slowdown and the likelihood of easing inflationary pressures, the Fed refrained from raising interest rates at meetings of its Federal Open Market Committee in August, September, October and December. Like other bond market sectors, mortgage-backed securities rallied as investors first anticipated and then reacted to the Fed's first pauses in more than two years.

In this generally favorable investment environment, we found relatively compelling opportunities among mortgage-related securities outside of the traditional pass-through instruments that comprise the fund's benchmark. Therefore, we maintained the fund's allocation to Ginnie Mae pass-throughs near the minimum level of 80% of assets. We allocated a portion of the remainder to market sectors that, in our view, provided relatively higher yields and lower levels of prepayment risk, including non-agency mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities and Ginnie Mae project loans. This sector allocation strategy helped boost the fund's income contribution to its total return.

In addition, we established a tactical position in TIPS in the fall in anticipation of a possible uptick in inflation. However, TIPS underperformed mortgage-backed securities when energy prices fell and inflation expectations moderated. Likewise, we used futures contracts to position the fund more defensively in anticipation of wider yield differences along the bond market's maturity spectrum, but this strategy prevented the fund from benefiting from a flatter yield curve in the fall.

What is the fund's current strategy?

Market volatility continued to fall near year-end as it became clearer to fixed-income investors that the Fed is not likely to raise or reduce short-term interest rates over the foreseeable future. In our view recent evidence of stronger-than-expected economic growth appears to have pushed back any expectations of a rate cut, while relatively benign inflation indicators currently show little need to raise short-term interest rates further. Accordingly, we have set the fund's average duration in a range that is neutral to slightly longer than industry averages. In addition, we have maintained the fund's allocations in such sectors as non-agency, asset-backed and commercial mortgage-backed securities to complement its core holdings of Ginnie Mae pass-throughs. Although we sold the fund's position in TIPS due to signs that inflation remains low, we may reestablish a position if energy prices begin to move higher.

January 16, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier GNMA Fund Class A shares, Class B shares and Class C shares and the Lehman Brothers GNMA Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier GNMA Fund on 12/31/96 to a $10,000 investment made in the Lehman Brothers GNMA Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for all share classes. The Index is an unmanaged, unhedged total return performance benchmark for the GNMA market, consisting of 15- and 30-year fixed-rate GNMA securities backed by mortgage pools of the Government National Mortgage Association. All issues have at least one year to maturity and an outstanding par value of at least $100 million. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (4.5%)	**(1.47)%**	**2.74%**	**4.64%**
without sales charge	**3.15%**	**3.69%**	**5.12%**
Class B shares			
with applicable redemption charge †	**(1.35)%**	**2.81%**	**4.80%**
without redemption	**2.61%**	**3.16%**	**4.80%**
Class C shares			
with applicable redemption charge ††	**1.41%**	**2.95%**	**4.33%**
without redemption	**2.40%**	**2.95%**	**4.33%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier GNMA Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.87	$ 8.54	$ 9.62
Ending value (after expenses)	$1,044.30	$1,041.60	$1,040.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.80	$ 8.44	$ 9.50
Ending value (after expenses)	$1,019.46	$1,016.84	$1,015.78

† *Expenses are equal to the fund's annualized expense ratio of 1.14% for Class A, 1.66% for Class B and 1.87% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2006

Bonds and Notes−101.0%	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed−96.8%		
Government National Mortgage Association I:		
6.00%	1,300,000 a	1,318,278
5.00%, 5/15/33−8/15/35	5,301,191	5,161,525
5.50%, 6/15/20−9/15/35	23,739,978	23,669,704
6.00%, 10/15/19−3/15/36	8,515,725	8,648,031
6.50%, 10/15/08−5/15/28	1,114,989	1,139,550
7.50%, 2/15/22−12/15/23	529,110	552,283
8.00%, 4/15/08−12/15/22	572,202	601,418
8.50%, 2/15/17−11/15/22	270,520	290,110
9.00%, 11/15/19−12/15/22	246,155	265,230
9.50%, 7/15/18−1/15/25	191,664	210,057
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	842,570	809,878
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	437,993	429,546
Ser. 2005-76, Cl. A, 3.96%, 5/16/30	585,388	569,886
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	1,160,554	1,131,891
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	951,118	928,904
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	552,372	537,674
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,211,068	1,186,834
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	427,508	419,499
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	2,474,257	2,431,564
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	374,144	367,084
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	435,715	428,748
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	500,000	491,380
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,135,953	1,116,602
Government National Mortgage Association II:		
5.00%, 9/20/33−7/20/35	7,555,016	7,321,162
5.38%, 4/20/30−6/20/32	1,138,407 b	1,148,952
5.50%, 7/20/30−1/20/36	13,363,825 b	13,277,240
6.00%, 6/20/35−6/20/36	8,428,368	8,528,131
6.50%, 5/20/31−7/20/36	4,406,489	4,508,467
7.00%, 1/20/30−4/20/32	1,683,537	1,733,499
7.50%, 9/20/30	13,467	14,006
9.00%, 7/20/25	141,942	153,167
		89,390,300
U.S. Treasury Inflation Protected Securities−4.2%		
2.00%, 1/15/16	4,021,919 c,d	**3,883,415**
Total Bonds and Notes		
(cost $94,467,334)		**93,273,715**

Short-Term Investment−.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.85%, 3/8/07		
(cost $173,442)	175,000 e	**173,493**

Other Investment−.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $304,000)	304,000 f	**304,000**

Investment of Cash Collateral for Securities Loaned−3.3%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $3,037,500)	3,037,500 f	**3,037,500**
Total Investments (cost $97,982,276)	**104.8%**	**96,788,708**
Liabilities, Less Cash and Receivables	**(4.8%)**	**(4,430,747)**
Net Assets	**100.0%**	**92,357,961**

a   Purchased on a forward commitment basis.
b   Variable rate security—interest rate subject to periodic change.
c   This security is on loan. At December 31, 2006, the total market value of the fund's security on loan is $2,945,700 and the total market value of the collateral held by the fund is $3,037,500.
d   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
e   Held by a broker as collateral for open financial futures positions.
f   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	101.0	Futures	.1
Short-Term/			
Money Market Investments	3.8		**104.9**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2006 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	184	19,331,500	March 2007	(135,125)
Financial Futures Short				
U.S. Treasury 10 Year Notes	102	(10,961,812)	March 2007	208,779
U.S. Treasury 30 Year Bonds	4	(445,750)	March 2007	8,687
				82,341

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $2,945,700)–Note 1(b):		
Unaffiliated issuers	94,640,776	93,447,208
Affiliated issuers	3,341,500	3,341,500
Dividends and interest receivable		447,734
Receivable for shares of Beneficial Interest subscribed		19,515
Receivable for futures variation margin–Note 4		1,625
Prepaid expenses		24,991
		97,282,573
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		102,681
Liability for securities on loan–Note 1(b)		3,037,500
Payable for investment securities purchased		1,324,863
Cash overdraft due to Custodian		311,453
Payable for shares of Beneficial Interest redeemed		59,974
Accrued expenses		88,141
		4,924,612
Net Assets ($)		**92,357,961**
Composition of Net Assets ($):		
Paid-in capital		96,826,354
Accumulated undistributed investment income–net		47,701
Accumulated net realized gain (loss) on investments		(3,404,867)
Accumulated net unrealized appreciation (depreciation) on investments (including $82,341 net unrealized appreciation on financial futures)		(1,111,227)
Net Assets ($)		**92,357,961**

Net Asset Value Per Share			
	Class A	Class B	Class C
Net Assets ($)	56,413,895	23,587,233	12,356,833
Shares Outstanding	3,813,494	1,593,840	835,433
Net Asset Value Per Share ($)	**14.79**	**14.80**	**14.79**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Interest	5,313,000
Dividends;	
Affiliated issuers	21,367
Income from securities lending	380
Total Income	**5,334,747**
Expenses:	
Management fee—Note 3(a)	572,237
Shareholder servicing costs—Note 3(c)	418,096
Distribution fees—Note 3(b)	245,962
Professional fees	61,776
Registration fees	45,710
Custodian fees—Note 3(c)	25,680
Prospectus and shareholders' reports	24,530
Trustees' fees and expenses—Note 3(d)	3,262
Loan commitment fees—Note 2	891
Miscellaneous	26,216
Total Expenses	**1,424,360**
Less—reduction in custody fees due to earnings credits—Note 1(b)	(1,988)
Net Expenses	**1,422,372**
Investment Income—Net	**3,912,375**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(517,398)
Net realized gain (loss) on options transactions	10,028
Net realized gain (loss) on financial futures	91,061
Net Realized Gain (Loss)	**(416,309)**
Net unrealized appreciation (depreciation) on investments (including $147,388 net unrealized appreciation on financial futures)	(781,694)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,198,003)**
Net Increase in Net Assets Resulting from Operations	**2,714,372**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2006	2005
Operations ($):		
Investment income–net	3,912,375	3,715,074
Net realized gain (loss) on investments	(416,309)	408,108
Net unrealized appreciation (depreciation) on investments	(781,694)	(1,046,387)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,714,372**	**3,076,795**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,593,493)	(2,777,192)
Class B shares	(1,012,336)	(1,284,291)
Class C shares	(495,178)	(601,955)
Total Dividends	**(4,101,007)**	**(4,663,438)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,963,675	13,552,475
Class B shares	771,236	1,873,047
Class C shares	1,228,158	5,963,644
Dividends reinvested:		
Class A shares	1,835,008	1,914,646
Class B shares	717,816	864,693
Class C shares	287,805	333,691
Cost of shares redeemed:		
Class A shares	(20,003,650)	(20,462,799)
Class B shares	(10,579,007)	(15,398,994)
Class C shares	(7,242,141)	(8,061,904)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(27,021,100)**	**(19,421,501)**
Total Increase (Decrease) in Net Assets	**(28,407,735)**	**(21,008,144)**
Net Assets ($):		
Beginning of Period	120,765,696	141,773,840
End of Period	**92,357,961**	**120,765,696**
Undistributed investment income–net	47,701	23,358

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Class A [a]		
Shares sold	403,576	900,329
Shares issued for dividends reinvested	124,598	127,180
Shares redeemed	(1,358,765)	(1,360,681)
Net Increase (Decrease) in Shares Outstanding	**(830,591)**	**(333,172)**
Class B [a]		
Shares sold	52,307	124,084
Shares issued for dividends reinvested	48,718	57,477
Shares redeemed	(717,740)	(1,023,752)
Net Increase (Decrease) in Shares Outstanding	**(616,715)**	**(842,191)**
Class C		
Shares sold	83,205	395,295
Shares issued for dividends reinvested	19,547	22,186
Shares redeemed	(490,256)	(535,305)
Net Increase (Decrease) in Shares Outstanding	**(387,504)**	**(117,824)**

[a] *During the period ended December 31, 2006, 131,528 Class B shares representing $1,948,968 were automatically converted to 131,554 Class A shares and during the period ended December 31, 2005, 328,692 Class B shares representing $4,945,894 were automatically converted to 328,865 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.95	15.13	15.40	15.66	15.10
Investment Operations:					
Investment income–net [a]	.59	.46	.47	.37	.53
Net realized and unrealized gain (loss) on investments	(.13)	(.07)	(.07)	.01	.60
Total from Investment Operations	.46	.39	.40	.38	1.13
Distributions:					
Dividends from investment income–net	(.62)	(.57)	(.66)	(.64)	(.57)
Dividends from net realized gain on investments	–	–	(.01)	–	–
Total Distributions	(.62)	(.57)	(.67)	(.64)	(.57)
Net asset value, end of period	14.79	14.95	15.13	15.40	15.66
Total Return (%) [b]	3.15	2.64	2.71	2.46	7.60
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.13	1.08	1.10	1.09	1.06
Ratio of net expenses to average net assets	1.13	1.06	1.10	1.09	1.06
Ratio of net investment income to average net assets	4.00	3.07	3.12	2.37	3.41
Portfolio Turnover Rate	114.57 [c]	403.22 [c]	444.53 [c]	442.18 [c]	366.50
Net Assets, end of period ($ X 1,000)	56,414	69,427	75,295	88,481	100,311

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 23.72%, 110.69%, 233.47% and 193.58%, respectively.

See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.96	15.13	15.41	15.67	15.11
Investment Operations:					
Investment income−net [a]	.51	.38	.40	.29	.44
Net realized and unrealized gain (loss) on investments	(.13)	(.06)	(.09)	.01	.61
Total from Investment Operations	.38	.32	.31	.30	1.05
Distributions:					
Dividends from investment income−net	(.54)	(.49)	(.58)	(.56)	(.49)
Dividends from net realized gain on investments	−	−	(.01)	−	−
Total Distributions	(.54)	(.49)	(.59)	(.56)	(.49)
Net asset value, end of period	14.80	14.96	15.13	15.41	15.67
Total Return (%) [b]	2.61	2.15	2.10	1.96	7.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.65	1.62	1.63	1.58	1.57
Ratio of net expenses to average net assets	1.65	1.61	1.63	1.58	1.57
Ratio of net investment income to average net assets	3.48	2.53	2.64	1.88	2.88
Portfolio Turnover Rate	114.57 [c]	403.22 [c]	444.53 [c]	442.18 [c]	366.50
Net Assets, end of period ($ X 1,000)	23,587	33,059	46,199	65,520	78,150

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 23.72%, 110.69%, 233.47% and 193.58%, respectively.*

See notes to financial statements.

	Year Ended December 31,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.95	15.13	15.40	15.65	15.10
Investment Operations:					
Investment income–net [a]	.48	.36	.38	.26	.40
Net realized and unrealized gain (loss) on investments	(.13)	(.08)	(.09)	.02	.60
Total from Investment Operations	.35	.28	.29	.28	1.00
Distributions:					
Dividends from investment income–net	(.51)	(.46)	(.55)	(.53)	(.45)
Dividends from net realized gain on investments	–	–	(.01)	–	–
Total Distributions	(.51)	(.46)	(.56)	(.53)	(.45)
Net asset value, end of period	14.79	14.95	15.13	15.40	15.65
Total Return (%) [b]	2.40	1.90	1.97	1.81	6.73
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.86	1.81	1.83	1.78	1.80
Ratio of net expenses to average net assets	1.86	1.79	1.83	1.78	1.80
Ratio of net investment income to average net assets	3.27	2.36	2.50	1.66	2.63
Portfolio Turnover Rate	114.57 [c]	403.22 [c]	444.53 [c]	442.18 [c]	366.50
Net Assets, end of period ($ X 1,000)	12,357	18,280	20,280	33,820	29,035

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 23.72%, 110.69%, 233.47% and 193.58%, respectively.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier GNMA Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the fund normally invests at least 80% of its assets in GNMA certificates, which are guaranteed as to timely payment of principal and interest by the Government National Mortgage Association. The fund has adopted a policy to provide its shareholders with at least 60 days' prior written notice of any change in its policy to so invest its assets. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares in each of the following classes: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills, options and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on dispositions, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury

Bills, are carried at amortized cost, which approximates value. Registered open-ended investment companies that are not traded on an exchange are valued at their NAV. Financial futures and options, which are traded on an exchange are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $29,848, accumulated capital losses $3,282,796 and unrealized depreciation $1,176,156. In addition, the fund had $39,289 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $1,244,345 of the carryover expires in fiscal 2012, $1,148,990 expires in fiscal 2013 and $889,461 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $4,101,007 and $4,663,438, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for pay-down gains and losses and treasury inflation protected securities, the fund increased accumulated undistributed investment income-net by $212,975 and decreased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended December 31, 2006, the Distributor retained $3,012 from commissions earned on sales of the fund's Class A shares and $96,123 and $4,880 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended December 31, 2006, Class B and Class C shares were charged $138,391 and $107,571, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B and Class C shares were charged $155,055, $69,196 and $35,857, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2006, the fund was charged $96,156 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2006, the fund was charged $25,680 pursuant to the custody agreement.

During the period ended December 31, 2006, the fund was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $43,720, Rule 12b-1 distribution plan fees $18,179, custodian fees $4,874, shareholder services plan fees $19,873, chief compliance officer fees $2,044 and transfer agency per account fees $13,991.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options during the period ended December 31, 2006, amounted to $121,648,091 and $154,346,784, respectively, of which $96,461,205 in purchases and $96,525,893 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against change in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

In addition, the following table summarizes the fund's call/put options written during the period ended December 31, 2006:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain/(Loss) ($)
Contracts outstanding December 31, 2005	–	–		
Contracts written	18,700,000	17,160		
Contracts Terminated;				
Closed	13,000,000	14,678	2,513	12,165
Expired	5,700,000	2,482	–	2,482
Total Contracts Terminated	18,700,000	17,160	2,513	14,647
Contracts outstanding December 31, 2006	**–**	**–**		

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2006, are set forth in the Statement of Financial Futures.

At December 31, 2006, the cost of investments for federal income tax purposes was $97,964,864; accordingly, accumulated net unrealized depreciation on investments was $1,176,156, consisting of $364,186 gross unrealized appreciation and $1,540,342 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier GNMA Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier GNMA Fund, including the statements of investments and financial futures, as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier GNMA Fund at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended December 31, 2006 as qualifying interest related dividends.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load and no-load funds that invest in GNMAs and

U.S. government-guaranteed securities (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional GNMA funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board members noted that on a yield performance basis the fund achieved a range of third, fourth and fifth quintile rankings (the first quintile being the highest performance) among its Performance Group and Performance Universe during the reported time periods. The Board members noted that on a total return performance basis the fund achieved a range of third and fourth quintile rankings among its Performance Group and Performance Universe during the reported time periods. The Board members also noted that the difference in the performance figures of the fund and the performance figures of the other funds in the Performance Group was not significant. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance compared to the Lipper medians for the applicable time periods. The Board members also received a presentation from the fund's primary portfolio manager during which he discussed the factors that impacted the fund's performance. The Board members noted that the portfolio managers appointed in 2005 are very experienced with an excellent long-term track record and expressed their confidence in the fund's portfolio management team.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was equal to or lower than the Expense Group medians, and higher than the Expense Universe median. The Board noted that the fund's total expense ratio was higher than Expense Group and

Expense Universe medians. The Board noted that the fund's assets were significantly lower than the assets of all but one fund in the Expense Group and the impact asset levels have on overall expenses.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates included in the same category as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager or its affiliates to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services to be provided. Representatives of the Manager informed the Board members that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the Board's review of the comparison information provided by Lipper and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board expressed concern over the fund's performance but was satisfied with the Manager's efforts to improve performance, including the change in the fund's portfolio management team which occurred in 2005.

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

34

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Clifford L. Alexander, Jr. (73)
Board Member (1986)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 67

David W. Burke (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 81

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

Diane Dunst (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 32

————————

Ernest Kafka (74)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 32

————————

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 32

————————

Jay I. Meltzer (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 32

Daniel Rose (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 41

——————————

Warren B. Rudman (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 41

——————————

Sander Vanocur (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 41

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
GNMA Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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